

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish – See Note 44(c))

Coca-Cola İçecek Anonim Şirketi

Report on Review of Interim Consolidated Financial Statements As of June 30, 2007

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

	Page
Report on Review of Interim Consolidated Financial Statements	**1**
Interim Consolidated Balance Sheet	**2-3**
Interim Consolidated Income Statement	**4**
Notes to Interim Consolidated Financial Statements	**5-46**

Note 1 -	Corporate Information and Nature of Activities	5-8
Note 2 -	Basis of Presentation	8-12
Note 3 -	Summary of Significant Accounting Policies	12-20
Note 4 -	Cash and Cash Equivalents	21
Note 5 -	Investments in Securities	21
Note 6 -	Borrowings	22-23
Note 7 -	Trade Receivables and Payables	23
Note 8 -	Lease Receivables and Obligations	23
Note 9 -	Related Party Balances and Transactions	24-25
Note 10 -	Other Receivables and Liabilities	25
Note 11 -	Biological Assets	25
Note 12 -	Inventories	26
Note 13 -	Receivable and Payable from Continuing Construction Contracts	26
Note 14 -	Deferred Tax Assets and Liabilities	26-27
Note 15 -	Other Current / Non-Current Assets and Liabilities	27
Note 16 -	Investments	28
Note 17 -	Positive/Negative Goodwill	28
Note 18 -	Investment Property	28
Note 19 -	Property, Plant and Equipment	29-30
Note 20 -	Intangible Assets	30-31
Note 21 -	Advances Taken	31
Note 22 -	Post-Retirement Benefits	31
Note 23 -	Provisions	31-32
Note 24 -	Minority Interest	32
Note 25 -	Share Capital	33
Note 26-27-28	Capital / Profit Reserves and Retained Earnings	33-35
Note 29 -	Foreign Currency Position	36
Note 30 -	Government Incentives	36
Note 31 -	Provisions, Contingent Assets and Liabilities	36-38
Note 32 -	Business Combinations	38
Note 33 -	Segment Reporting	39-40
Note 34 -	Subsequent Events	40
Note 35 -	Discontinuing Operations	40
Note 36 -	Operating Income	41
Note 37 -	Operating Expenses	41-42
Note 38 -	Other Operating Income / Expense	42
Note 39 -	Financial Expenses (net)	43
Note 40 -	Translation Gain / (Loss)	43
Note 41 -	Income Taxes	43-44
Note 42 -	Earnings / (Losses) Per Share	44
Note 43 -	Cash Flow Statement	45
Note 44 -	Other Matters	46

ERNST & YOUNG

Güney Bağımsız Denetim
ve Serbest Muhasebeci
Mali Müşavirlik A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of the Report on Review of Interim Consolidated Financial Statements Originally Issued in Turkish)

REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF COCA-COLA İÇECEK ANONİM ŞİRKETİ FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30, 2007

To the Board of Directors of Coca-Cola İçecek Anonim Şirketi:

Introduction

We have reviewed the accompanying financial statements of Coca-Cola İçecek Anonim Şirketi and its subsidiaries (collectively referred to as "the Group"), which comprise the consolidated interim balance sheet as of June 30, 2007, and the related interim consolidated income statement for the six-months period then ended, and a summary of significant accounting policies and other explanatory notes. The Group Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with financial reporting standards issued by Capital Market Board. Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with standards on auditing issued by Capital Market Board. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing issued by Capital Market Board and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements referred to above do not give a true and fair view of the financial position of Coca-Cola İçecek Anonim Şirketi and its subsidiaries as of June 30, 2007 and the results of operations for the six months period then ended in accordance with financial reporting standards issued by Capital Markets Board of Turkey.

Additional paragraph for convenience translation to English :

The accounting principles described in Note 2 (defined as CMB Financial Reporting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and accounting principles generally accepted in other countries in which the accompanying financial statements are to be distributed. The differences with IFRS mainly related to the application of inflation accounting which was ceased one year later in IFRS, and the presentation of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with IFRS and with the accounting principles generally accepted in such other countries.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular, SMMM
Partner

August 27, 2007
Istanbul, Turkey

Coca-Cola İçecek Anonim Şirketi

Interim Consolidated Balance Sheet
As at June 30, 2007
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

ASSETS	Notes	Reviewed June 30, 2007	Audited December 31, 2006
Current Assets		**718.309**	406.896
Cash and Cash Equivalents	4	**124.040**	50.850
Investments in Securities (net)	5	**6.448**	4.754
Trade Receivables (net)	7	**300.821**	137.481
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	**5.302**	4.893
Other Receivables (net)	10	**19.162**	23.466
Biological Assets (net)	11	-	-
Inventories (net)	12	**236.809**	165.935
Receivables from Continuing Construction Contracts (net)	13	-	-
Deferred Tax Asset	14	-	-
Other Current Assets	15	**25.727**	19.517
Non-current Assets		**1.149.061**	1.051.319
Trade Receivables (net)	7	-	-
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	-	-
Other Receivables (net)	10	-	-
Investments (net)	16	**2.042**	2.535
Positive/Negative Goodwill (net)	17	**37.600**	38.685
Investment Property (net)	18	-	-
Property, Plant and Equipment (net)	19	**846.724**	721.786
Intangible Assets (net)	20	**251.898**	271.221
Deferred Tax Asset	14	**2.325**	8.462
Other Non Current Assets	15	**8.472**	8.630
Total Assets		**1.867.370**	1.458.215

The explanatory notes on pages 5 through 46 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Interim Consolidated Balance Sheet
As at June 30, 2007
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

LIABILITIES	Notes	Reviewed June 30, 2007	Audited December 31, 2006
Current Liabilities		**663.670**	388.097
Short-term Borrowings (net)	6	**182.119**	212.094
Current Portion of Long-Term Borrowings (net)	6	**158.327**	1.724
Finance Lease Payables (net)	8	**135**	285
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	**167.946**	70.380
Due to Related Parties (net)	9	**42.157**	34.655
Advances Taken	21	-	-
Payable from Continuing Construction Contracts (net)	13	-	-
Provisions	23	**30.414**	13.375
Deferred Tax Liability	14	-	-
Other Liabilities (net)	10	**82.572**	55.584
Non-current Liabilities		**324.347**	204.026
Long-term Borrowings (net)	6	**285.424**	163.522
Finance Lease Payables (net)	8	**86**	93
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	-	-
Due to Related Parties (net)	9	-	-
Advances Taken	21	-	-
Provisions	23	**22.960**	20.191
Deferred Tax Liability	14	**15.877**	20.220
Other Liabilities (net)	10	-	-
MINORITY INTEREST	24	**16.370**	17.351
EQUITY		**862.983**	848.741
Share Capital	25	**254.371**	254.371
Share Capital Subsidiaries Elimination	25	-	-
Capital Reserves		**205.682**	205.682
Share Premium	26-27-28	**214.241**	214.241
Income on common stock disposals		-	-
Revaluation fund		-	-
Financial assets value increment fund		-	-
Equity inflation adjustment differences	26-27-28	**(8.559)**	(8.559)
Profit Reserves	26-27-28	**117.143**	87.087
Legal Reserves		**47.451**	43.846
Statutory Reserves		-	-
Extraordinary Reserves		**69.692**	43.241
Special Reserves		-	-
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Share Capital		-	-
Currency Translation Adjustment	2	**(12.298)**	15.439
Net Income / (Loss)		**64.479**	86.707
Accumulated Profits	26-27-28	**233.606**	199.455
Total Liabilities and Equity		**1.867.370**	1.458.215

The explanatory notes on pages 5 through 46 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Interim Consolidated Income Statement
For the six months period ended June 30, 2007
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

	Notes	Reviewed January 1- June 30, 2007	Not Reviewed April 1- June 30, 2007	Reviewed January 1- June 30, 2006	Not Reviewed April 1- June 30, 2006
Operating Income					
Net Sales	36	**891.574**	**569.919**	769.826	495.367
Cost of Sales (-)	36	**(525.372)**	**(322.602)**	(520.970)	(322.702)
Service Income (net)		**-**	**-**	-	-
Other Operating Income (net)		**-**	**-**	-	-
Gross Profit		**365.702**	**247.317**	248.856	172.665
Operating Expense (-)	37	**(253.158)**	**(149.118)**	(167.244)	(100.678)
Profit From Operations, net		**112.544**	**98.199**	81.612	71.987
Other Income from Operations	38	**41.768**	**30.686**	34.418	25.494
Other Expense from Operations (-)	38	**(59.053)**	**(46.778)**	(32.605)	(27.378)
Financial Income / (Expense)	39	**(6.755)**	**(728)**	(94.230)	(87.244)
Operating Profit / (Loss)		**88.504**	**81.379**	(10.805)	(17.141)
Net Monetary Gain		**-**	**-**	-	-
Minority Interest	24	**(1.503)**	**(1.343)**	(1.047)	(1.379)
Income / (Loss) Before Tax		**87.001**	**80.036**	(11.852)	(18.520)
Tax charge	41	**(22.522)**	**(19.862)**	3.410	6.540
Net Income / (Loss)		**64.479**	**60.174**	(8.442)	(11.980)
Earnings / (Losses) Per Share (full YTL)	42	**0,0025**	**0,0024**	(0,0003)	(0,0005)

The explanatory notes on pages 5 through 46 form an integral part of the consolidated financial statements.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

Coca-Cola İçecek Anonim Şirketi ("CCI" – "the Company"), is one of the leading bottler and distributor of alcohol-free beverages in Southern Asia (defined as Turkey, the Caucasus, Central Asia) and the Middle East. The operations of the Company consist of production, selling and distribution of carbonated and non-carbonated beverages with The Coca-Cola Company ("TCCC") trademarks. The Company has six production facilities in different regions of Turkey and operates five factories in countries other than Turkey. The registered office address of CCI is Esenşehir Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey.

The Group consists of the Company and its subsidiaries.

The consolidated financial statements of the Group are approved by Chief Financial Officer as to be presented on August 27, 2007.

Shareholders of the Company

As of June 30, 2007 and December 31, 2006 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	June 30, 2007		December 31, 2006	
	Nominal Amount	**Percentage**	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes")	**102.047**	**40,12%**	102.047	40,12%
The Coca-Cola Export Corporation ("TCCEC")	**51.114**	**20,09%**	51.114	20,09%
Efes Pazarlama Dağıtım Ticaret A.Ş. ("Efpa")	**25.788**	**10,14%**	25.788	10,14%
Özgörkey Holding A.Ş.	**12.771**	**5,02%**	12.771	5,02%
Publicly Traded Portion	**62.640**	**24,63%**	62.640	24,63%
Other	**11**	**0,00%**	11	0,00%
	254.371	**100,00%**	254.371	100,00%
Restatement Effect	**(8.559)**	**-**	(8.559)	-
	245.812		245.812	

Nature of Activities of the Group

The Company has the right to exclusively produce, sell and distribute TCCC beverages in authorized packages with TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn, Turkuaz and Damla throughout Turkey, with Bottler's and Distribution Agreements signed between the Company and TCCEC, shareholders of the Company, The Bottler's and Distribution Agreements are renewed in 2006 and were extended to June 30, 2016. In addition, under the Bottler's and Distribution Agreements signed between Schweppes Holdings Limited the Company has the exclusive right in Turkey, to produce, sale and distribute beverages under the Schweppes trademark. Agreements are valid respectively until June 30, 2016, December 30, 2010 and May 9, 2009 for Turkey, Kazakhstan and Jordan.

According to the Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, the Company has the exclusive rights in Turkey, to produce, sell and distribute beverages bearing the Nestea and Nescafe Xpress trademarks until June 30, 2009. Such Agreements have been dissolved as of July 31, 2007 for Nescafe Xpress trademarks, taking effect on November 1, 2007. This annulment will have no significant effect on the Company's operations. As of June 30, 2007, Nescafe Xpress sales revenue comprises 0,06% of total net sales of the Company.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

The Company's international subsidiaries operating outside of Turkey are engaged in the production, sale and distribution of carbonated and non-carbonated beverages with TCCC trademarks and also Efes products that are owned by Anadolu Efes outside Turkey. The Group has five factories in different countries. In addition to these, the Group has minority shares in a bottling company of Coca-Cola products operating in Turkmenistan.

Mahmudiye Kaynaksuyu Limited Şirketi ("Mahmudiye"), which is a subsidiary acquired by CCI on March 16, 2006, operates in the production, sale and distribution of natural spring water in Turkey.

Subsidiaries and Joint Ventures

Subsidiaries

As of June 30, 2007 and December 31, 2006 the list of CCI's subsidiaries and their effective participation percentages are as follows:

			Effective Shareholding and Voting Rights %	
	Place of Incorporation	Principal Activities	June 30, 2007	December 31, 2006
CCSD	Turkey	Distribution and sales of CCI products in Turkey	**99,96%**	99,96%
Mahmudiye	Turkey	Filling, distribution and sales of natural source water	**99,99%**	99,99%
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, distribution and selling of Coca-Cola and distribution of Efes products	**87,49%**	87,49%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, distribution and selling of Coca-Cola products	**89,90%**	89,90%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, distribution and selling of Coca-Cola and distribution of Efes products	**90,00%**	90,00%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	**100,00%**	100,00%
Tonus Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	**92,14%**	92,14%
The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, distribution and selling of Coca-Cola products	**90,00%**	90,00%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	**99,00%**	99,00%

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Joint Ventures

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	Effective Shareholding and Voting Rights %
			June 30, 2007	December 31, 2006
The Coca-Cola Bottling of Iraq FZCO ("CCBI")	U.A.E	Holding Company	50,00%	50,00%
CC Beverage Limited	Iraq	Production, distribution and selling of Coca-Cola products	30,00%	-
Syrian Soft Drink Sales and Distribution L.L.C. ("S.S.D.S.D.")	Syria	Distribution and selling of Coca-Cola products	50,00%	-

Changes in Group Structure

According to the Board of Directors Meeting held on March 12, 2007, it is approved to purchase 50% share in S.S.D.S.D., through the Company's subsidiary Efes Invest Holland B.V. from its related party, Anadolu Endüstri Holding A.Ş., for YTL 408 and acquisition was completed as of April 25, 2007.

As of February 6, 2007, the Group has established a new joint venture in Iraq whose 60% shares owned by CCBI in accordance with the Board of Directors decision dated December 29, 2006.

At the Extraordinary General Assembly Meetings of the Company and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCI will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCI and Efes Sınai as of June 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code ("TCC") article 451, Corporate Tax Law numbered 5520 article 17,18,19,20 and the Communiqué of Capital Market Board ("CMB") related with "Principles of Business Combinations". The merger transaction was completed on December 25, 2006.

As a result of the merger between CCI and Efes Sınai, the minority interest amounting to YTL 45.731 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to share premium and accumulated profits under shareholders' equity in consolidated financial statements as of December 31, 2006.

Working Environments and Economic Conditions of Subsidiaries in Foreign Countries

The countries, in which certain subsidiaries are operating, have undergone substantial political and economical changes in the recent years. These countries do not possess well-developed business infrastructures and accordingly the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Average Number of Employees

Category-based number of employees working during the period is as follows:

	June 30, 2007	June 30, 2006
Blue-collar	**2.455**	2.070
White-collar	**2.434**	2.186
Average number of employees	**4.889**	4.256

2. BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements of the Group have been prepared on a historical cost basis in accordance with reporting and accounting standards issued by CMB ("CMB Accounting Standards"). CMB has issued a comprehensive set of accounting standards in CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets". In this Communiqué, CMB stated that the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC") will also be considered to be compliant with CMB Accounting Standards as an alternative. With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented using the compulsory standard formats prescribed by CMB.

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements in New Turkish Lira ("YTL") in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the CMB , TCC and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate.

Changes in Accounting Policies

The principal accounting policies adopted in preparing the consolidated financial statements of the Group are same as prior periods, except the following new accounting pronouncements:

As of June 2007, Group has examined the revised International Financial Reporting Standards with the opinions of International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Committee (IFRIC).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Application of Revised International Financial Reporting Standards

IFRS 7, Financial Instruments: Disclosures, and a complimentary amendments to IAS 1, Presentation of Financial Statements – Capital Disclosures

IAS 1, Amendment – Capital Disclosures

IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8, Scope of IFRS 2

IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 10, Interim Financial Reporting and Impairment

IFRIC 11, IFRS 2 - Group and Treasury Share Transaction (Applicable for annual periods beginning on or after March 1, 2007.)

Management does not anticipate that application of the revised accounting standards may arise any effect to the Group's consolidated interim financial statements and its disclosures except for the application of IFRS 7, that will started to be applied at the end of the year.

Accounting standards and interpretations which are not effective as of June 30, 2007

The Group examined the effects of following accounting standards and interpretations which are not effective as of June 30, 2007:

IFRS 8, Operating Segments (Applied for annual periods beginning on or after January 1, 2009.)

IAS 23 (Revised), Borrowing Costs (Applied for annual periods beginning or after January 1, 2009.)

IFRIC 12, Service Concession Arrangments (Applied for annual periods beginning on or after January 1, 2008.)

IFRIC 13, Customer Loyalty Programs (Applicable for annual preidos beginning on or after July 1, 2008.)

Management does not anticipate that revised accounting standards had to be applied starting from the following annual periods may arise any important effect to the Group's consolidated interim financial statements except for IAS 23 (Revised).

Functional and Reporting Currency

Functional and reporting currency of the Company is YTL.

In accordance with CMB announcement No. 11/367 dated March 17, 2005; since the objective conditions for the restatement in hyperinflationary economies is no longer available and CMB foresees that the indications of the realization of these conditions in the near future are not valid, the financial statements were restated until December 31, 2004 in accordance with IAS 29. Therefore, the non-monetary assets and liabilities and components of shareholders' equity including share capital reported in the balance sheet as of December 31, 2006 are derived by indexing the additions occurred until December 31, 2004 to December 31, 2004 and carrying the additions after this date with their nominal amounts.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Restatement of the consolidated balance sheet and consolidated income statement items through the use of the general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Functional Currencies of the Subsidiaries and Joint Ventures

	June 30, 2007		December 31, 2006	
	Local Currency	Functional Currency	Local Currency	Functional Currency
CCSD	**New Turkish Lira**	**New Turkish Lira**	New Turkish Lira	New Turkish Lira
Mahmudiye	**New Turkish Lira**	**New Turkish Lira**	New Turkish Lira	New Turkish Lira
Azerbaijan CC	**Manat**	**U.S. Dollars**	Manat	U.S. Dollars
Almaty CC	**Kazakh Tenge**	**U.S. Dollars**	Kazakh Tenge	U.S. Dollars
Bishkek CC	**Som**	**U.S. Dollars**	Som	U.S. Dollars
Efes Invest Holland	**Euro**	**U.S. Dollars**	Euro	U.S. Dollars
Tonus	**Kazakh Tenge**	**U.S. Dollars**	Kazakh Tenge	U.S. Dollars
Efes Sınai Dış Ticaret	**New Turkish Lira**	**U.S. Dollars**	New Turkish Lira	U.S. Dollars
TCCBCJ	**Jordanian Dinar**	**U.S. Dollars**	Jordanian Dinar	U.S. Dollars
J.V. Dubai	**UAE Dirham**	**U.S. Dollars**	UAE Dirham	U.S. Dollars
CC Beverage Limited	**Iraq Dinar**	**U.S. Dollars**	-	-
S.S.D.S.D.	**Syrian Pound**	**U.S. Dollars**	-	-

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of these companies' functional currency as USD. The majority of the foreign consolidated subsidiaries and joint ventures are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Since the local and functional currency of foreign entities is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of June 30, 2007 are translated into New Turkish Lira at the official YTL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on June 30, 2007, USD 1,00 (full) = YTL 1,3046 (December 31, 2006; USD 1,00 (full) = YTL 1,4056). Furthermore, USD amounts in the income statement for the six months period ended June 30, 2007 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the six months period end, is USD 1,00 (full) = YTL 1,3687 (January 1, - June 30, 2006; USD 1,00 (full) = YTL 1,3865).

Reclassifications on Prior Year Financial Statements

The Group has made certain reclassifications in the comparative financial statements and disclosures to be consistent with the current year presentation.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Estimation Uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of consolidated financial statements. Actual results may be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, CCI, and its subsidiaries and Joint Ventures prepared as for the six months period ended June 30, 2007. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The Group's investment in associates is accounted for under the equity method of accounting. The investment in associates is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

The acquisitions of subsidiaries are accounted for using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the consolidation of S.S.D.S.D., which was acquired in April 2007, fair value financial statements should be prepared for the related subsidiary and the difference between the net asset value derived from these financial statements and the acquisition amount should be recorded as goodwill in the consolidated financials in the scope of International Financial Reporting Standards ("IFRS") 3 *Business Combinations*. For this purpose, according to IFRS, Group recorded the YTL 1.724 difference between the net liability value calculated from the provisional financial statements based on fair value accounting and the acquisition amount as positive goodwill in the consolidated balance sheet. The consolidated income statement reflects the results of S.S.D.S.D. only for the period between April 30, 2007 and June 30, 2007, since the acquisition realized on April 25, 2007. Net loss of S.S.D.S.D. for this period was YTL 601.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

The fair values of net assets of S.S.D.S.D. from the provisional financial statements as of acquisition date , 50,00% of the shares of which was acquired by the Group in April 2007 are as follows:

	Fair Value
Cash and cash equivalents	487
Trade receivables	287
Due from related parties	125
Inventories	296
Other current assets	248
Property, plant and equipment	5.347
Deferred tax asset	234
Borrowings	(6.586)
Trade payables	(663)
Due to related parties	(2.349)
Other liabilities	(58)
Net liabilities	(2.632)
Purchased share percentage	%50,00
Net liabilities acquired by the Group	(1.316)
Total purchase cost	408
Net liabilities acquired by the Group	(1.316)
Positive Goodwill	1.724
Total purchase cost	408
Cash acquired from subsidiary addition	(244)
Net cash outflow of subsidiary acquisition	164

On March 16, 2006, the Company has acquired the 99,99% shares of Mahmudiye that started its operations on June 16, 2004 for an amount of YTL 10.940. In accordance with International Financial Reporting Standards (IFRS) 3 *Business Combinations,* fair value financial statements of Mahmudiye prepared as of December 31, 2006 for the consolidation purpose. Negative difference between the net asset value derived from the fair value financial statements of Mahmudiye and the acquisition cost of the Company amounting to YTL 770 has been booked as negative goodwill in the consolidated income statement prepared as of December 31, 2006. Intangible assets identified in the fair value financial statements of Mahmudiye amounting to YTL 9.992 represent "Water Sources Usage Rights" and amortised over their useful lives on a straight line basis.

Negative difference between the net asset value derived from the fair value financial statements of Mahmudiye and the acquisition cost of the Company amounting to YTL 770 has been reflected as negative goodwill, in the consolidated income statement prepared as of December 31, 2006.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments calculated using the effective interest rate is reported as interest income. Dividends collected are collected as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete and slow moving items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5; 9 - 12 years

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment. All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

In the scope of consolidation, intangible assets identified in 2005 fair value financial statements of Efes Sınai represent the "Bottlers and Distribution Agreements" that are signed with TCCC. Since the Company management expects to renew these agreements without any additional costs after expiration, it is decided that there is no need to set a time constraint. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized.

In the scope of consolidation, the intangible assets identified in the fair value financial statements of Mahmudiye represent the "Water Sources Usage Right" of Mahmudiye and amortized on a straight-line basis over their useful lives, which are between 10 and 40 years.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment. Goodwill arising from acquisitions on or after March 31, 2004 is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

In accordance with IAS 23 Borrowing Costs (Revised) published at March 2007, effective from January 1, 2009, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalised as part of the cost of that asset and other borrowing costs are recognized as an expense in the preiod in which they are incurred.

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges calculated over fixed interest rate are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables which generally have 7-30 day terms are carried at amortized cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not they are billed to the Group.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on actuarial study.

In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement in the case that they are above 10% of the retirement pay liability. The employee termination benefits are discounted to the present value of the estimated future cash outflows using the interest rate estimate of qualified actuaries. Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	June 30, 2007	December 31, 2006
Weighted average discount rate	**11%**	12%
Weighted average rate of compensation increases	**5%**	6,175%

(b) Defined Contribution Plan

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Foreign Subsidiaries

There are no accumulated obligations related to defined contribution plan for the subsidiaries of the Company operating outside Turkey. Azerbaijan CC contributes to the Azerbaijan Republic state pension and social insurance funds. These contributions are expensed as incurred. Bishkek CC contributes to the Kyrgyz state pension, social insurance, medical insurance, and unemployment funds on behalf of its employees. Bishkek CC's contributions amount to approximately 33% of employees' salaries and are expensed as incurred. Bishkek CC has no other program or obligation for payment of post retirement benefits to its employees.

Almaty CC pays 21% of gross income as social insurance taxes to the Government of Republic of Kazakhstan, which represents its contribution to the post retirement benefits of its employees. Almaty CC also withholds and contributes 10% of the salary of its employees as the employees' contribution to their designated pension funds. Under the legislation, employees are responsible for their retirement benefits and Almaty CC has no present or future obligation to pay its employees upon their retirement. Almaty CC has no other program or obligation for payment of post retirement benefits to its employees.

TCCBCJ pays 16,5% of employees' gross salaries as contribution to Jordan Social Security Department. This amount will be paid to employee by the social security department, after their retirements. TCCBCJ has no other program or obligation for payment of post retirement benefits to its employees.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. In the consolidated financial statements, net sales are reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free promotional materials.

Interest Income

Income is recognized as the interest accrues.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Geographical Segments

For management purposes, the Group is organized into two major geographical areas as domestic and foreign. These areas are the basis upon which the Group reports its segment information. Financial information on geographical segments is presented in Note 33.

Seasonality of Operations

Carbonated soft drink consumption is seasonal, typically resulting in higher demand during the summer season and accordingly the seasonality effects are reflected in the figures. Therefore the results of operations for the six months period ended June 30, 2007 do not automatically constitute an indicator for the results to be expected for the overall fiscal year.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the reporting periods. The weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding increase in resources.

Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements and footnotes. Post period-end events that are not adjusting events are disclosed in the notes when material.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements but only disclosed, unless the possibility of an outflow of resources embodying economic benefits is probable. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Financial Instruments

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

(Currency - Thousands of New Turkish Lira unless otherwise Indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

Foreign Currency Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to imports, purchases, sales and bank borrowings of the Group which are denominated in currencies other than the functional currency. The Group uses forward contract, option contract, structured forward purchase and sale contract amounting to USD 55 million, USD 15 million, USD 15 million and USD 44 million respectively, maturing at 2007 and 2008, to hedge its risk associated with foreign currency fluctuations as of June 30, 2007. These risks are also monitored and limited by the analysis of the foreign currency position.

Liquidity Risks

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. Maximum credit risk on the Group is limited to the amounts disclosed on the financial statements.

The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers excluding its dealers.

Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group manages interest rate risk arising from the interest rate fluctuations on international markets, by using interest rate swap agreements through the use of borrowings amounting to of USD 50 million and EUR 41,2 million as of June 30, 2007. These exposures are also managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates. The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

Financial Liabilities – The fair values trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying values of trade payable are estimated to be their fair values due to their short term nature.

Derivative Instruments

The Group uses derivative instruments to avoid the occurrence of foreign currency and interest rate risks from its operational and financial activities. Derivative instruments are initially measured at cost. After initial recognition derivatives are measured at fair value, and changes are reflected in the income statement.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

4. CASH AND CASH EQUIVALENTS

	June 30, 2007	December 31, 2006
Cash on hand	**1.749**	864
Cash in banks		
-Time	**98.353**	28.177
-Demand	**20.088**	18.441
Cheques	**3.850**	3.368
Cash and cash equivalents on cash flow statement	**124.040**	50.850

As of June 30, 2007 time deposits in foreign currencies equivalent to YTL 98.353 (December 31, 2006- YTL 9.782), existed for periods varying between one day and one month (December 31, 2006- one week to two months) and earned interest between 5,25%- 14% (December 31, 2006- 5,25%-8%).

As of June 30, 2007 there is no time deposit in local currency (December 31, 2006 - YTL 18.395 was made for four days and earned interest by 19,25%).

As of June 30, 2007, foreign currency time deposit that have one month maturity and amounting to YTL 601 was kept as a reserve account which was held as a collateral by a bank for a Letter of Credit (December 31, 2006- YTL 533).

As of June 30, 2007, there is YTL 102 (December 31, 2006- YTL 52) interest income accrual on time deposits.

5. INVESTMENTS IN SECURITIES

	June 30, 2007	December 31, 2006
Available for sale securities at fair value		
Mutual funds	**5.871**	4.116
Held to maturity securities at amortized cost		
Government bonds (Foreign currency denominated)	**577**	638
	6.448	4.754

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS

	June 30, 2007	December 31, 2006
Short-term borrowings	**182.119**	212.094
Current portion of long-term borrowings	**158.327**	1.724
Total short-term borrowings	**340.446**	213.818
Long-term borrowings	**285.424**	163.522
Total long-term borrowings	**625.870**	377.340

As of June 30, 2007, the principal amount of total borrowings is YTL 612.362 (December 31, 2006- YTL 373.159) on which there is interest expense accrual amounting to YTL 13.508 (December 31, 2006- 4.181 YTL).

Short and long-term borrowings denominated in YTL and foreign currencies as of June 30, 2007 and December 31, 2006 are as follows:

	June 30, 2007		December 31, 2006	
	Short-term	Long-term	Short-term	Long-term
USD	**199.231**	**252.988**	115.414	87.093
Euro	**91.199**	**32.436**	18.984	76.429
YTL	**47.446**	-	74.318	-
Kazakh Tenge	**2.570**	-	5.102	-
	340.446	**285.424**	213.818	163.522

The effective interest rates at the balance sheet date are as follows:

	June 30, 2007	December 31, 2006
Short-term		
USD denominated borrowings	**Libor+(0,5%) - 8%**	Libor+(0,5%) - 8%
EUR denominated borrowings	**4,28% - 4,31%**	4,31%
YTL denominated borrowings	**18,35% - 20,75%**	19,26% - 20,75%
Kazakh Tenge denominated borrowings	**8%**	8%
Long-term		
USD denominated borrowings	**Libor+(0,9%- 1,0%)**	Libor+(0,55%)
EUR denominated borrowings	**Euribor+0,9%**	Euribor+(0,55%)

The Group approved the utilization of USD 200 million syndicated loan from a consortium of six banks at the Board of Directors meeting dated February 20, 2007. The facility will be used mainly for financing the production capacity increase in order to meet increasing consumer demand. The principal payment of the loan with Libor + 0,91% interest rate that has three year maturity will be made at the end of the maturity period. For the period ended June 30, 2007, borrowed portion of the syndicated loan is amounted to YTL 237.096 (approximately USD 181,7 million).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS (continued)

Repayment plans of long-term borrowings as of June 30, 2007 and December 31 2006 are scheduled as follows (including current portion of long term borrowings, excluding finance lease obligation):

	June 30, 2007	December 31, 2006
2007	-	1.724
2008	**158.327**	163.522
2009	-	-
2010	**285.424**	-
	443.751	165.246

As of June 30, 2007, CCI has been a guarantor for the short term and long term borrowings of its subsidiaries amounting to YTL 138.083 (December 31, 2006 – YTL 99.639).

7. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	June 30, 2007	December 31, 2006
Trade receivables	**299.849**	141.293
Cheques receivables	**9.554**	4.243
Other	**572**	396
Less: Allowance for doubtful receivables	**(9.154)**	(8.451)
Total	**300.821**	137.481

Trade Payables

	June 30, 2007	December 31, 2006
Suppliers	**167.946**	70.380
	167.946	70.380

8. LEASE RECEIVABLES AND OBLIGATIONS

The details of USD denominated financial lease obligations as of June 30, 2007 and December 31 2006 according to their maturities are as follows:

	June 30, 2007	December 31, 2006
Next 1 year	**135**	285
1 year through 5 years	**86**	93
Discounted total lease obligations, net	**221**	378

As of June 30, 2007 and December 31, 2006 the effective interest rates of financial lease obligations are 8,5%.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	June 30, 2007			
	Sales to related parties and other charges	**Purchases from related parties and other charges**	**Amounts owed by related parties**	**Amounts owed to related parties**
Related Parties and Shareholders				
Anadolu Endüstri Holding A.Ş.	-	174	-	402
Efpa	-	14	-	-
Beverage Partners Worldwide	-	2.360	-	-
The Coca-Cola Company	9.977	189.676	3.289	25.996
Özgörkey Holding Grubu Şirketleri	-	5.580	-	1.711
Turkmenistan CC	-	-	231	-
Efes Karaganda Brewery J.S.C.	-	5.939	-	2.598
European Refreshments	-	618	-	-
H.Mahmood J.Al Bunnia & Sons	-	-	1.379	-
Olayan Financing Company	-	-	-	1.631
Ster Group	-	-	-	548
Other	-	564	12	577
	9.977	204.925	4.911	33.463
Due from / due to personnel	-	-	391	8.694
Total	9.977	204.925	5.302	42.157

	30 June 2006		31 December 2006	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Related Parties and Shareholders				
Anadolu Endüstri Holding A.Ş.	-	231	-	171
Beverage Partners Worldwide	-	1.985	1.117	-
TCCC	12.993	189.511	2.919	30.220
Özgörkey Holding Grubu Şirketleri	-	7.797	-	619
Turkmenistan CC	-	-	242	-
Efes Karaganda Brewery J.S.C.	973	8.710	122	1.355
European Refreshments	-	-	-	-
Other	-	4	-	95
	13.966	208.238	4.400	32.460
Due from / due to personnel	-	-	493	2.195
Total	13.966	208.238	4.893	34.655

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As of June 30, 2007 and 2006 purchases from related parties and significant portion of other charges consist of fixed asset, raw material purchases and toll production.

As of June 30, 2007 and 2006 sales to related parties and other charges consist of sale of finished goods and support charges of promotional expenses reflected to related parties

As of June 30, 2007, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers, general director and coordinators received remuneration amounting to YTL 6.565 (June 30, 2006- 3.218 YTL).

10. OTHER RECEIVABLES AND LIABILITIES

Other Receivables

	June 30, 2007	December 31, 2006
Prepaid taxes	**5.427**	13.934
Value added tax receivable	**13.638**	8.734
Other	**97**	798
	19.162	23.466

Other Liabilities

	June 30, 2007	December 31, 2006
Deposits and advances received	**45.978**	35.289
Taxes and duties payable	**20.225**	13.622
Value added tax payable	**11.200**	2.761
Social security premium payable	**4.486**	3.846
Other	**683**	66
	82.572	55.584

11. BIOLOGICAL ASSETS

None (December 31, 2006 – None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

12. INVENTORIES

	June 30, 2007	December 31, 2006
Finished goods	**25.763**	39.541
Raw materials	**97.918**	64.572
Spare parts	**10.341**	10.201
Packaging materials	**15.879**	10.462
Advertising and sales promotion materials	**11.117**	7.780
Goods in transit	**77.705**	35.191
Less: reserve for obsolescence (-)	**(1.914)**	(1.812)
	236.809	165.935

The amount of write-down of inventories recognized as an expense is YTL 102 (June 30, 2006 – YTL 633) which is recognized in cost of sales.

13. RECEIVABLE AND PAYABLE FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2006 - None).

14. DEFERRED TAX ASSETS AND LIABILITIES

The list of temporary differences and the resulting deferred tax liabilities, as of June 30, 2007 and December 31, 2006 using the prevailing effective statutory tax rates is as follows:

	June 30, 2007		December 31, 2006	
	Temporary Difference	Deferred Tax Assets/ (Liabilities)	Temporary Difference	Deferred Tax Assets/ (Liabilities)
Tangible and intangible assets	**(146.236)**	**(29.247)**	(144.177)	(28.028)
Unused investment incentives	**-**	**-**	32.254	9.676
Lease transactions	**9.878**	**1.976**	3.790	1.144
Employee termination and other employee benefits	**34.285**	**6.857**	26.875	5.567
Tax loss carried forward	**8.239**	**1.648**	18.792	4.743
Trade receivables, payables and other	**23.543**	**4.709**	487	33
Inventory	**2.519**	**505**	(15.695)	(4.893)
	(67.772)	**(13.552)**	(77.674)	(11.758)
Deferred tax asset		**2.325**		8.462
Deferred tax liability		**(15.877)**		(20.220)
Deferred tax liability, net		**(13.552)**		(11.758)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

As of June 30, 2007 and 2006, the movement of deferred tax liability is as follows:

	June 30, 2007	June 30, 2006
Balance at January 1,	**11.758**	18.351
Addition through subsidiary acquired	**(117)**	-
Deferred tax expense / (income)	**2.765**	(15.981)
Currency translation adjustment	**(854)**	1.610
	13.552	3.980

15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	June 30, 2007	December 31, 2006
Prepaid expenses	**23.549**	17.029
Other	**2.178**	2.488
	25.727	19.517

b) Other non-current assets

	June 30, 2007	December 31, 2006
Prepaid expenses	**8.303**	8.440
Other	**169**	190
	8.472	8.630

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

16. INVESTMENTS

				June 30, 2007	
Entity	**Principle Activities**	**Country of Business**	**Carrying Value**	**Ownership Interest (%)**	**Group's share of loss**
Turkmenistan Coca-Cola Bottlers Ltd.	**Production, distribution and selling of Coca-Cola products**	**Turkmenistan**	**2.042**	**33,25%**	**(328)**

				December 31, 2006	
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan Coca-Cola Bottlers Ltd.	Production, distribution and selling of Coca-Cola products	Turkmenistan	2.535	33,25%	(232)

As of June 30, 2007, total assets , total liabilities, net sales and net loss of Turkmenistan CC is as following:

	June 30, 2007	December 31, 2006
Total Assets	16.475	17.147
Total Liabilities	10.335	9.520
	June 30, 2007	June 30, 2006
Sales	3.640	2.983
Net loss	(985)	(645)

17. POSITIVE/NEGATIVE GOODWILL

As of June 30, 2007 and 2006 movements of positive goodwill are as follows:

	January 1, 2007	**Additions**	**Currency Translation Difference**	**June 30, 2007**
Cost	**50.703**	**1.724**	**(2.809)**	**49.618**
Accumulated depreciation	**(12.018)**	**-**	**-**	**(12.018)**
Net book value	**38.685**	**1.724**	**(2.809)**	**37.600**

	January 1, 2006	Additions	Currency Translation Difference	June 30, 2006
Cost	48.946	6.619	7.187	62.752
Accumulated depreciation	(12.018)	-	-	(12.018)
Net book value	**36.928**	**6.619**	**7.187**	**50.734**

As further explained in Note 2, Group has acquired S.S.D.S.D. in April 2007. The difference amounted to YTL 1.724, between the net assets derived from the provisional fair value financial statements of S.S.D.S.D. and the acquisition cost has been booked as positive goodwill in accordance with IFRS 3.

18. INVESTMENT PROPERTY

None (December 31, 2006 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
Net book value at December 31, 2005	**220.120**	**242.580**	**14.245**	**4.701**	**104.641**	**876**	**3.042**	**4.525**	**594.730**
Additions	3.522	11.220	5.568	232	30.911	-	36.446	3.798	91.697
Disposals, net	(90)	(980)	(154)	(390)	(833)	-	-	-	(2.447)
Transfers	1.218	10.163	-	-	3.229	-	(11.422)	(3.188)	-
Additions through subsidiary acquired	3.466	876	36	33	153	-	1.373	-	5.937
Provision for impairment	-	(2.957)	-	-	-	-	-	-	(2.957)
Currency translation adjustment	11.060	9.401	1.026	203	3.146	-	-	-	24.836
Depreciation charge for the current year	(3.435)	(18.105)	(1.635)	(866)	(16.224)	(50)	-	-	(40.315)
Net book value at June 30, 2006	235.861	252.198	19.086	3.913	125.023	826	29.439	5.135	671.481
Net book value at December 31, 2006	**228.521**	**254.099**	**21.424**	**3.962**	**120.777**	**782**	**67.482**	**24.739**	**721.786**
Additions	**8.536**	**19.332**	**3.824**	**728**	**30.680**	**38**	**94.001**	**23.485**	**180.624**
Disposals, net	**(24)**	**(1.330)**	**(166)**	**(12)**	**(983)**	**-**	**-**	**-**	**(2.515)**
Transfers	**14.088**	**51.173**	**67**	**584**	**2**	**5.129**	**(71.043)**	**-**	**-**
Additions through joint venture acquired	**-**	**1.854**	**787**	**33**	**-**	**-**	**-**	**-**	**2.674**
Impairment provision for the current year	**-**	**(451)**	**-**	**-**	**-**	**-**	**-**	**-**	**(451)**
Currency translation adjustment	**(3.865)**	**(5.629)**	**(760)**	**(79)**	**(1.340)**	**-**	**(1.461)**	**-**	**(13.134)**
Depreciation charge for the current year	***(3.837)***	***(18.301)***	***(1.765)***	***(782)***	***(17.466)***	***(109)***	**-**	**-**	***(42.260)***
Net book value at June 30, 2007	**243.419**	**300.747**	**23.411**	**4.434**	**131.670**	**5.840**	**88.979**	**48.224**	**846.724**
At June 30, 2006									
Cost	282.061	791.696	44.454	22.898	336.243	1.555	29.439	5.135	1.513.481
Accumulated depreciation	(49.491)	(507.876)	(26.394)	(19.188)	(207.676)	(729)	-	-	(811.354)
Accumulated provision for impairment	(7.769)	(41.023)	-	-	(6.690)	-	-	-	(55.482)
Currency translation adjustment	11.060	9.401	1.026	203	3.146	-	-	-	24.836
Net book value at June 30, 2006	235.861	252.198	19.086	3.913	125.023	826	29.439	5.135	671.481
At June 30, 2007									
Cost	**308.992**	**885.589**	**49.391**	**21.890**	**375.494**	**6.723**	**90.440**	**48.224**	**1.786.743**
Accumulated depreciation	**(56.689)**	**(542.558)**	**(25.528)**	**(17.442)**	**(236.866)**	**(883)**	**-**	**-**	**(879.966)**
Accumulated provision for impairment	**(7.769)**	**(39.270)**	**-**	**-**	**(6.490)**	**-**	**-**	**-**	**(53.529)**
Currency translation adjustment	**(1.115)**	**(3.014)**	**(452)**	**(14)**	**(468)**	**-**	**(1.461)**	**-**	**(6.524)**
Net book value at June 30, 2007	**243.419**	**300.747**	**23.411**	**4.434**	**131.670**	**5.840**	**88.979**	**48.224**	**846.724**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

As of June 30, 2007 the Group had provided impairment losses amounting to YTL 451 (June 30, 2006 – YTL 2.957) for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over its estimated selling price.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of June 30, 2007 and 2006.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

The analysis of assets under finance leases included in property, plant and equipment is as follows:

	June 30, 2007	June 30, 2006
Machinery and equipment	**20.593**	20.593
Buildings	**172**	172
Vehicles	**843**	2.674
Other tangible assets	**23.065**	22.051
Total	**44.673**	45.490
Accumulated depreciation	**(19.180)**	(16.495)
Net book value	**25.493**	28.995

20. INTANGIBLE ASSETS

	January 1, 2007	Additions/ (Amortization)	Currency translation adjustment	June 30, 2007
Cost				
Software rights	**10.821**	204	(98)	**10.927**
Rights	**356**	-	(9)	**347**
Water sources usage right	**9.992**	-	-	**9.992**
Bottlers and distribution agreements	**254.835**	-	(18.473)	**236.362**
Less: Accumulated amortization				
Software rights	**(4.112)**	(382)	(95)	**(4.589)**
Rights	**(2)**	(20)	-	**(22)**
Water sources usage right	**(669)**	(450)	-	**(1.119)**
Net book value	**271.221**	**(648)**	**(18.675)**	**251.898**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

20. INTANGIBLE ASSETS (continued)

	January 1, 2006	Additions/ (Amortization)	Currency translation adjustment	June 30, 2006
Cost				
Software rights	7.863	4	505	8.372
Bottlers and distribution agreements	245.415	-	47.755	293.170
Less: Accumulated amortization				
Software rights	(3.295)	(386)	(67)	(3.748)
Net book value	249.983	(382)	48.193	297.794

21. ADVANCES TAKEN

None (December 31, 2006 - None).

22. POST-RETIREMENT BENEFITS

None (December 31, 2006 - None).

23. PROVISIONS

a) Short term provisions

	June 30, 2007	December 31, 2006
Provision for corporate tax	**13.709**	-
Expense accruals for hedging instruments	**4.213**	-
Management premium accrual	**2.574**	3.955
Expense accruals	**9.918**	9.420
	30.414	13.375

As of June 30, 2007 and 2006, movements of the management premium accrual is as follows:

	June 30, 2007	June 30, 2006
Balance at January 1,	**3.955**	3.017
Payments made	**(3.955)**	(3.017)
Current year charge	**2.574**	1.916
	2.574	1.916

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

23. PROVISIONS (continued)

b) Long term provisions

As of June 30, 2007 and December 31, 2006, details of long term provisions are as follows:

	June 30, 2007	December 31, 2006
Long-term incentive plan accrual	**3.305**	2.608
Vacation pay accrual	**4.284**	2.994
Employee termination benefit accrual	**15.371**	14.589
	22.960	20.191

As of June 30, 2007 and 2006, the movements of long term provisions (other than employee termination benefits) are as follows:

	June 30, 2007		June 30, 2006	
	Vacation pay liability	Long-Term incentive plan	Vacation pay liability	Long-Term incentive plan
Balance at January 1,	**2.994**	**2.608**	2.385	2.095
Payments made	**(210)**	**(935)**	(49)	(1.001)
Current year charge	**1.500**	**1.632**	1.157	1.056
Balance at period/year end	**4.284**	**3.305**	3.493	2.150

Employee Termination Benefits

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 1,96 (December 31, 2006- YTL 1,86) per year of employment at the rate of pay applicable at the date of retirement or termination. The Company accounts for the statutory termination in accordance with the provisions of IAS 19, including the application of actuarial methods and assumptions in consultation with professional actuaries. The benefit obligation has been measured at balance sheet dates for each period presented.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	June 30, 2007	June 30, 2006
At January 1,	**14.589**	12.673
Interest expense	**802**	(539)
Benefit payments	**(712)**	1.434
Current year service charge and actuarial gain / loss	**692**	32
Defined benefit obligations	**15.371**	13.600

24. MINORITY INTEREST

Minority interest is classified separately on consolidated financial statements. As of June 30, 2007, minority interest is amounted to YTL 16.370 (December 31, 2006 – YTL 17.351).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

25. SHARE CAPITAL

	June 30, 2007	December 31, 2006
Common shares 1 YKr par value		
Authorized and issued (units)	**25.437.078.200**	25.437.078.200

Share Capital Subsidiaries Elimination

CCSD acquired 5,60% of CCI shares from E. Özgörkey İçecek Yatırımı A.Ş. for an amount of YTL 57.821. The effect of this transaction has been accounted as "Share Capital Subsidiaries Elimination" under equity as of December 31, 2005. During the initial public offering of CCI in May 2006, CCSD sold its CCI shares and the gain from this sale amounting YTL 30.371 is classified under "Accumulated Profits" in the shareholders' equity as YTL 24.296 after deducting the tax in the consolidated balance sheet as of December 31, 2006.

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code (TCC). The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's restated share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's restated share capital.

Companies whose shares are quoted on the Istanbul Stock Exchange Market (ISEM) perform their dividend appropriation in accordance with the Turkish Capital Market Board regulations.

Listed companies are subject to dividend requirements regulated by the Turkish Capital Market Board as follows:

Based on the CMB Decree 7/242, dated February 25, 2005, if the amount of profit distributions calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit the whole amount of distributable profit should be distributed. If it exceeds the statutory net distributable profit, the whole amount of the statutory net distributable profit should be accordance with CMB regulations or in the statutory financial statements.

Based on the CMB Communiqué Serial: XI, No: 25 part fifteen article 399, the amount included in "Prior Year Losses" account resulting from the first application of inflation accounting should be considered as a deduction during the identification of the profit to be distributed based on the inflation adjusted financial statements. Accordingly, the amount followed under "Prior Year Losses" account may be offset against period income and retained earnings if exists, and the remaining losses against extraordinary reserves, legal reserves and equity restatement differences, respectively.

Based on the CMB Decree 2/53 dated January 18, 2007, in accordance with Communiqué No: XI/25, for the dividend distribution over the 2006 profit, the quoted companies are required to distribute a minimum of 20% (30% for the 2005 profits) of their distributable profits over financial statements prepared in accordance with CMB Accounting Standards. This distributable may be made by either as cash or bonus shares or as a combination of both over the minimum limit of 20% depending on the decisions of the General Assemblies of the companies.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

Inflation adjustment to shareholders' equity can only be netted-off against prior years' losses and used as an internal source in capital increase where extraordinary reserves can be netted-off against prior years' loss and used in the distribution of bonus shares and dividends to shareholders.

As of June 30, 2007 and December 31, 2006 breakdown of the equity of the Company in its tax books is as follows.

	June 30, 2007				December 31, 2006		
	Historical Amount	**Inflation Restatement Differences**	**Transfers from Accumulated Profit**	**Restated Amount**	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	**254.371**	**(8.559)**	**-**	**245.812**	254.371	(8.559)	245.812
Legal Reserves	**30.450**	**13.396**	**3.605**	**47.451**	30.450	13.396	43.846
Extraordinary Reserves	**33.690**	**9.551**	**26.451**	**69.692**	33.690	9.551	43.241

Dividends

In accordance with the Ordinary General Assembly held on May 8, 2007, it is decided that a total of YTL 22.500 cash dividends will be paid in May 22, 2007 to shareholders and the remainder of the net distributable profit will be added to the extraordinary reserves.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

Consolidated Statement of Shareholders' Equity	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Currency Translation Adjustment	Treasury Shares	Accumulated Profit and Current Period Net Income / (Loss)	Total
Balance at January 1, 2006	249.589	(8.559)	170.257	-	(57.821)	312.782	666.248
Dividends paid	-	-	-	-	-	(47.501)	(47.501)
Income from sale of Company shares held by a subsidiary (Note 25)	-	-	-	-	57.821	24.296	82.117
Currency translation adjustment	-	-	-	63.654	-	-	63.654
Net income for the period	-	-	-	-	-	(8.442)	(8.442)
Balance at June 30, 2006	249.589	(8.559)	170.257	63.654	-	281.135	756.076
Balance at December 31, 2006	**254.371**	**(8.559)**	**214.241**	**15.439**	**-**	**373.249**	**848.741**
Dividends paid	-	-	-	-	-	(22.500)	(22.500)
Currency translation adjustment	-	-	-	(27.737)	-	-	(27.737)
Net income for the period	-	-	-	-	-	64.479	64.479
Balance at June 30, 2007	**254.371**	**(8.559)**	**214.241**	**(12.298)**	**-**	**415.228**	**862.983**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

29. FOREIGN CURRENCY POSITION

As of June 30, 2007 and December 31, 2006, the foreign currency position of the companies of the Group which operate in Turkey and functional currency of which is YTL is as follows:

	June 30, 2007	December 31, 2006
Foreign currency assets	**95.400**	14.494
Foreign currency liabilities	**(598.440)**	(239.202)
Net foreign currency liabilities	**(503.040)**	(224.708)

30. GOVERNMENT INCENTIVES

Investment Incentives

The Group has various investment incentives related with its capital expenditures with the rate of 40% in order to deduct from corporate tax. (Within the New Tax Law this advantage will not be used in case of 20% tax rate is selected).

For the six months period ended June 30, 2007 the Group utilized investment incentive amounting to YTL 32.254 and there is no deferred investment incentive.

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of June 30, 2007 with an amount of YTL 1.082 (December 31, 2006 - YTL 1.214). As of June 30, 2007, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI and CCSD

Provisions and Contingent Liabilities

As of June 30, 2007, the aggregate amount of letters of guarantee given is YTL 7.559 (December 31, 2006- YTL 4.301).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

The Group has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years can not be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

Letter of Credits

As of June 30, 2007, the Group obtained letter of credit amounting to YTL 1.899 in total to purchase machinery (December 31, 2006 - YTL 3.207).

Operating Leases

The CCI and CCSD have signed various operating lease agreements for vehicles.

YTL 2.204 of rent expense were reflected for the six months period ended June 30, 2007 (December 31, 2006- YTL 141) in the consolidated income statements due to the non-cancellable operating lease agreement for vehicles.

As of June 30, 2007 and December 31, 2006 , future minimum lease payments under non-cancelable operating lease agreements are as follows:

	June 30, 2007	December 31, 2006
Next 1 year	**221**	378

Subsidiaries

Mortgage

As of June 30, 2007, there is a mortgage on the buildings and land amounted to YTL 3.215 for the loan obtained from Arab Bank by TCCBCJ (December 31, 2006 - YTL 3.463).

Letter of Credits

As of June 30, 2007, Azerbaijan CC obtained letter of credits amounting to YTL 712 in total to purchase vehicle from its supplier (December 31, 2006 - YTL 533).

Guarantee Letters

As of June 30, 2007, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 572 (December 31, 2006-YTL 453).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

The current regime of penalties and interest related to reported and discovered violations of the Kazakhstani law, decrees and related regulations include confiscation of the amounts at issue (for currency law violations), as well as fines of generally 50% of the taxes unpaid. Interest is assessable at rates of generally 0,03% per day.

Tax Matters Related to the Subsidiary in Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate starting from 2007 in Kyrgyzstan (December 31, 2006- 10%).

Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. Companies are required to file profit tax declarations on an annual basis (December 31, 2006- 22%).

Tax Matters Related to the Subsidiary in Jordan

TCCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of June 30, 2007, the accumulated losses of TCCBCJ are amounting to YTL 64.219 (December 31, 2006- YTL 56.091). Provision is set for deferred tax asset derived from these accumulated losses, as it is not expected to be realized.

32. BUSINESS COMBINATIONS

According to the Board of Directors Meeting held on March 12, 2007, it is approved to purchase 50% shares in S.S.D.S.D., through the Company's subsidiary Efes Invest Holland from Anadolu Endüstri Holding A.Ş. for YTL 408 and acquisition was completed as of April 25, 2007.

Company acquired 99,99% shares of Mahmudiye which operates in the natural spring water business at March 16, 2006. Detailed information related with the acquisition of Mahmudiye is presented under "Basis of Consolidation" caption in Note 2.

As disclosed in Note 1 with details under "Changes in Group Structure" caption, CCI and Efes Sınai whose 87.63% of the shares were acquired by the Company in November 14, 2005, merged on December 25, 2006.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING

	June 30, 2007			
	Domestic	Foreign	Elimination	Consolidated
Revenues (net)	735.407	157.165	(998)	891.574
Gross profit	314.411	50.820	471	365.702
Operating expenses (-)	(221.857)	(32.763)	1.462	(253.158)
Profit from operations, net	92.554	18.057	1.933	112.544
Operating profit / (loss)	72.420	14.147	1.937	88.504
Income before tax	72.420	12.644	1.937	87.001
Tax charge	(18.667)	(3.855)	-	(22.522)
Net income	53.753	8.789	1.937	64.479

	June 30, 2007			
	Domestic	Foreign	Elimination	Consolidated
Segment assets	1.649.100	459.248	(243.020)	1.865.328
Investments in associates	-	2.042	-	2.042
Total assets	1.649.100	461.290	(243.020)	1.867.370
Segment liabilities	741.023	273.372	(26.378)	988.017
Total liabilities	741.023	273.372	(26.378)	988.017
Purchase of property, plant and equipment and intangible asset	99.623	81.205	-	180.828
Depreciation and amortisation expenses	35.142	7.970	-	43.112
Other non-cash items	3.445	-	-	3.445

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING (continued)

	June 30,2006			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Revenues (net)	646.635	123.713	(522)	769.826
Gross profit	210.593	38.190	73	248.856
Operating expenses (-)	(139.448)	(27.794)	(2)	(167.244)
Profit from operations, net	71.145	10.396	71	81.612
Operating profit / (loss)	(18.986)	7.991	190	(10.805)
Income before tax	(18.986)	7.360	(226)	(11.852)
Tax charge	7.453	(4.006)	(37)	3.410
Net income	(11.533)	3.354	(263)	(8.442)

Additional information according to geographical segments as of June 30, 2006 is as follows:

	June 30, 2006			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Purchase of property, plant and equipment and intangible asset	61.957	29.744	-	91.701
Depreciation and amortisation expenses	33.530	7.171	-	40.701
Other non-cash items	2.539	1.421	-	3.960

	December 31, 2006			
	Domestic	**Foreign**	**Elimination**	**Consolidated**
Segment assets	1.310.822	348.772	(203.914)	1.455.680
Investments in associates	-	2.535	-	2.535
Total assets	1.310.822	351.307	(203.914)	1.458.215
Segment liabilities	433.938	164.665	(6.480)	592.123
Total liabilities	433.938	164.665	(6.480)	592.123

34. SUBSEQUENT EVENTS

In July 2007, the Group uses forward contracts amounting to USD 57,5 million, to hedge its risk associated with foreign currency fluctuations.

35. DISCONTINUING OPERATIONS

None (December 31, 2006 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

36. OPERATING INCOME

a) Net Sales

	January 1-June 30, 2007	April 1-June 30, 2007	January 1-June 30, 2006	April 1-June 30, 2006
Gross sales	1.220.364	779.141	1.022.170	654.819
Sales discounts	(269.077)	(171.584)	(199.346)	(125.936)
Other discounts	(59.713)	(37.638)	(52.998)	(33.516)
	891.574	569.919	769.826	495.367

b) Cost of Sales

	January 1-June 30, 2007	April 1-June 30, 2007	January 1-June 30, 2006	April 1-June 30, 2006
Raw material cost	451.094	285.041	449.465	281.745
Depreciation and amortization	22.431	10.474	21.618	10.583
Personnel expenses	22.935	13.892	19.032	10.873
Other expenses	29.412	13.195	30.855	19.501
	525.872	322.602	520.970	322.702

37. OPERATING EXPENSES

	January 1-June 30, 2007	April 1-June 30, 2007	January 1-June 30, 2006	April 1-June 30, 2006
Selling, distribution and marketing expenses	218.772	131.878	136.028	83.305
General administrative expenses	34.386	17.240	31.216	17.373
	253.158	149.118	167.244	100.678

a) Selling, distribution and marketing expenses	January 1-June 30, 2007	April 1-June 30, 2007	January 1-June 30, 2006	April 1-June 30, 2006
Marketing and advertising expenses	109.256	70.664	40.414	29.571
Personnel expenses	44.886	23.707	37.450	19.082
Transportation expenses	31.798	19.993	23.302	15.269
Depreciation on property, plant and equipment	17.739	9.779	16.766	8.798
Maintenance expenses	3.872	2.181	3.446	2.098
Utilities and communication expenses	6.284	3.623	7.063	4.724
Rent expenses	3.086	1.667	2.186	1.225
Other	1.851	264	5.401	2.538
	218.772	131.878	136.028	83.305

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. OPERATING EXPENSES (continued)

b) General administrative expenses	January 1- June 30, 2007	April 1- June 30, 2007	January 1- June 30, 2006	April 1- June 30, 2006
Personnel expenses	23.399	12.289	18.683	10.260
Depreciation on property, plant and equipment	2.041	1.074	1.770	889
Consulting and legal fees	2.038	783	2.851	2.042
Utilities and communication expenses	1.075	458	878	461
Provision for doubtful receivables	931	589	1.371	1.094
Repair and maintenance expenses	504	205	542	349
Rent expense	1.225	596	958	483
Other	3.173	1.246	4.163	1.795
	34.386	17.240	31.216	17.373

c) Depreciation and amortization expenses	January 1- June 30, 2007	April 1- June 30, 2007	January 1- June 30, 2006	April 1- June 30, 2006
Property, plant and equipment				
Cost of sales	21.592	10.023	21.257	10.404
Operating expenses	19.766	10.849	18.511	9.671
Inventory	901	406	547	193
Intangible assets				
Cost of sales	839	449	361	179
Operating expenses	14	3	25	16
	43.112	21.730	40.701	20.463

38. OTHER OPERATING INCOME / EXPENSE

	January 1- June 30, 2007	April 1- June 30, 2007	January 1- June 30, 2006	April 1- June 30, 2006
Other income				
Foreign exchange gain	35.527	27.017	25.324	20.314
Gain on sale of scrap materials	946	515	792	476
Interest income	4.330	2.734	4.670	3.642
Gain on disposal of property, plant and equipment, net	-	-	2.335	827
Other income	965	420	1.297	235
	41.768	30.686	34.418	25.494
Other expense				
Foreign exchange loss	(49.944)	(38.656)	(28.132)	(23.538)
Loss on disposal of property, plant and equipment, net	(1.173)	(765)	-	-
Provision for the impairment of fixed assets	(451)	(451)	(2.957)	(2.957)
Other expenses	(7.485)	(6.906)	(1.516)	(883)
	(59.053)	(46.778)	(32.605)	(27.378)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

39. FINANCIAL (EXPENSES) / INCOME , net

	January 1- June 30, 2007	April 1- June 30, 2007	January 1- June 30, 2006	April 1- June 30, 2006
Foreign exchange gain / (loss), net	**25.023**	**19.691**	(79.030)	(77.347)
Interest expense	**(20.043)**	**(11.322)**	(15.152)	(9.880)
Finance charges paid under finance leases	**(25)**	**(12)**	(48)	(17)
Hedging transactions gain / (loss), net	**(11.710)**	**(9.085)**	-	-
	(6.755)	**(728)**	(94.230)	(87.244)

40. TRANSLATION GAIN / LOSS

None (December 31, 2006 - None).

41. INCOME TAXES

General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate. In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis. Refer to Note 31, for the detailed income tax information of foreign subsidiaries.

Effective from January 1, 2006, the corporate tax rate was reduced to 20% (2006 - 20%). Corporate tax returns are required to be filed until the twenty-fifth of the fourth month following the balance sheet date and paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2006 - 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that goods, services or purchase of new assets amounting over YTL 10 which have a useful life or are related directly with the operations of company deduct 40% of qualifying capital investments directly from their annual taxable income. In addition, corporations that had unused qualifying capital investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

41. INCOME TAXES (continued)

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

For the six months period ended June 30, 2007 and 2006 tax expenses are as follows:

	January 1- June 30, 2007	**April 1- June 30, 2007**	January 1- June 30, 2006	April 1- June 30, 2006
Consolidated income statement				
Current period corporate income tax	**19.757**	**15.371**	12.571	2.644
Deferred tax expense / (income), net	**2.765**	**4.491**	(15.981)	(9.184)
Tax expense / (income) reflected in the consolidated income statement	**22.522**	**19.862**	(3.410)	(6.540)

42. EARNINGS / (LOSSES) PER SHARE

Basic earnings /(losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period concerned. As of June 30 2007 and 2006 earnings / (losses) per share is as follows:

	January 1- June 30, 2007	**April 1- June 30, 2007**	January 1- June 30, 2006	April 1- June 30, 2006
Net Income / (Loss)for the period	**64.479**	**60.174**	(8.442)	(11.980)
Weighted average number of ordinary shares	**25.437.078.200**	**25.437.078.200**	24.958.977.000	24.958.977.000
Earnings / (Losses) Per Share (Full YTL)	**0,0025**	**0,0024**	(0,0003)	(0,0005)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

43. CASH FLOW STATEMENT

	June 30, 2007	June 30, 2006
Cash flows from operating activities:		
Net profit / (loss) before income tax and minority interest	**88.504**	(10.805)
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization	**43.112**	40.701
(Gain) / Loss on sale of property, plant and equipment	**1.173**	(2.335)
Impairment loss in property, plant and equipment	**451**	2.957
Provision for employee termination benefits, management bonus, vacation payments	**7.200**	5.563
Provision for inventories, net	**102**	633
Provision for doubtful receivable, net	**703**	1.371
(Gain) / Loss from associates	**328**	215
Interest expense	**20.068**	15.152
Unrealized foreign exchange (income) / loss	**(16.715)**	78.237
Loss on derivative transactions	**11.710**	-
Net income adjusted for non-cash items	**156.636**	131.689
Trade receivables and due from related parties	**(164.246)**	(151.834)
Inventories	**(70.828)**	(106.276)
Other current assets	**(10.290)**	(15.677)
Other non-current assets	**158**	9.656
Trade payables and due to related parties	**103.562**	132.734
Interest paid	**(5.703)**	(1.814)
Employee termination benefits, vacation pay, management bonus payments	**(5.812)**	(4.606)
Taxes paid	**1.607**	(10.335)
Provisions	**4.711**	18.958
Other liabilities	**26.959**	28.441
Net cash generated from / (used in) operating activities	**36.754**	30.936
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	**(180.828)**	(91.701)
Proceeds from sale of property, plant and equipment	**1.342**	4.782
Marketable securities	**(1.694)**	(791)
Subsidiary acquired, net of cash (Note 2)	**(164)**	(10.940)
Time deposit maturity over three months	**-**	(6.412)
Net cash used in investing activities	**(181.344)**	(105.062)
Cash flows from financing activities:		
Proceeds from bank borrowings	**428.284**	206.586
Repayments of bank borrowings	**(192.564)**	(36.175)
Dividends paid	**(22.500)**	(47.501)
Sale of treasury shares held by a subsidiary	**-**	88.191
Net cash generated from financing activities	**213.220**	211.101
Currency translation adjustment	**4.560**	(5.610)
Net increase / (decrease) in cash and cash equivalents	**73.190**	131.365
Cash and cash equivalents at beginning of year	**50.850**	44.136
Cash and cash equivalents, period end	**124.040**	175.501
Interest Income	**3.989**	3.069

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

44. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

a. Turkmenistan CC has an accumulated deficit amounting to USD 12.228.337 as of June 30, 2007, (including the current period loss of USD 719.824) and its current liabilities exceed its current assets as of the same date.

b. As of June 30, 2007 and 2006 net interest expenses of the Group is as follows:

	January 1- June 30, 2007	**April 1- June 30, 2007**	January 1- June 30, 2006	April 1- June 30, 2006
Interest expense	**(20.068)**	**(11.334)**	(15.200)	(9.897)
Interest income	**4.330**	**2.734**	4.670	3.642
Net interest expense	**(15.738)**	**(8.600)**	(10.530)	(6.255)

c. The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

END